UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

Annual General Meeting Results

On October 10, 2024, Affimed N.V. (“Affimed” or the “Company”) held an Extraordinary General Meeting of the shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 2: Appointment of Mr. Shawn Leland as a managing director

Affimed shareholders approved the appointment of Mr. Shawn Leland as a managing director.

Agenda item 3: Approval of an addendum to the Remuneration Policy for the Management Board in respect of Mr. Shawn Leland

Affimed shareholders approved the addendum to the remuneration policy for the Company’s management board in respect of Mr. Shawn Leland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: October 15, 2024	By:	/s/ Shawn Leland
	Name:	Shawn Leland
	Title:	Chief Executive Officer

	By:	/s/ Denise Mueller
	Name:	Denise Mueller
	Title:	Chief Business Officer